Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                              (Amendment No. 2) (1)


                             IDX SYSTEMS CORPORATION
                             -----------------------
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                          -----------------------------
                         (Title of Class of Securities)


                                   449491 10 9
                                   -----------
                                 (CUSIP Number)

                               December 31, 2000
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [ X ]    Rule 13d-1(d)

------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 449491 10 9                 13G                      Page 2 of 5 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Amy E. Tarrant

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

         Inapplicable

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           5.  SOLE VOTING POWER

                               30,000 (held by Amy E. Tarrant in her sole name)
NUMBER OF
SHARES                     6.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       3,047,270  (consists  of 2,328,350  held by Amy
EACH                           E. Tarrant  in her sole name pursuant to which
REPORTING                      shares are subject to a Stock Restriction and
PERSON                         Voting Agreement dated April 29, 1999 pursuant to
WITH                           which Mr. Tarrant has full voting power of such
                               shares and 668,920 shares held by Amy E. Tarrant, as trustee which are subject to an informal voting arrangement between Amy E. Tarrant and Richard E. Tarrant with Richard E. Tarrant having full voting power, plus 50,000 shares held by the Amy E. Tarrant Foundation with Amy E. Tarrant person disclaiming beneficial ownership to such shares)

                           7.  SOLE DISPOSITIVE POWER

                               3,077,270 (consists of 2,359,350 shares held by Amy E. Tarrant in her sole name pursuant to which shares are subject to a Stock Restriction and Voting Agreement dated April 29, 1999 pursuant to which Mr. Tarrant has full voting power of such shares, and 668,920 shares held by Amy E. Tarrant, as trustee and 50,000 shares held by the Amy E. Tarrant Foundation, which are subject to to an informal voting arrangement between Amy E.Tarrant and Richard E. Tarrant with Richard
                               E. Tarrant having full voting power)

                          8.   SHARED DISPOSITIVE POWER

                               -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,358,350 shares held by Amy E. Tarrant pursuant to which shares are subject to a Stock Restriction Agreement and Voting Agreement dated April 29, 199 pursuant to which Mr. Tarrant has full voting power of such shares.



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CUSIP No. 449491 10 9                                          Page 3 of 5 Pages


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         X

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.35%

12.      TYPE OF REPORTING PERSON

         IN

Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(a)         Name of Filing Person:
                  ----------------------

                  Amy E. Tarrant, individually

Item 2(b)         Address of Principal Business Office or if none, Residence:
                  -----------------------------------------------------------

                  Fairholt
                  570 South Prospect Street
                  Burlington, Vermont  05401

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9



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CUSIP No. 449491 10 9                                          Page 4 of 5 Pages


Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:*
                  ----------

(a)      Amount Beneficially owned:

         2,358,350
--------------------------
*  As of December 31, 2000



(b)      Percent of Class:          8.35%

(c)      Number of Shares as to Which Such Person Has:

(i)      sole power to vote or to direct the vote:  30,000
(ii)     shared power to vote or to direct the vote:  3,047,270
(iii)    sole power to dispose or to direct the disposition of:  3,077,270
(iv)     shared power to dispose or to direct the disposition of:  -0-

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------

                Inapplicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ----------------------------------------------------------------

                Inapplicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                Holding Company:
                ----------------------------------------------------------------
                Inapplicable

CUSIP No. 449491 10 9                                          Page 5 of 5 Pages



Item 8            Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Inapplicable

Item 9            Notice of Dissolution of a Group:
                  ---------------------------------

                  Inapplicable

Item 10           Certification:
                  --------------

                  Inapplicable



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DATE: February 14, 2001


                                                /S/ AMY E. TARRANT
                                                ------------------------------
                                                Amy E. Tarrant